

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


SEC MAIL
RECEIVED
PROCESSING
MAY 2 3 2005
WASH. D.C.
190
SECTION

Our ref: 32073984-130435

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

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Washington, DC

13 May 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 28, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
MAY 2 5 2005
THOMSON
FINANCIAL

Allen Shyu / Michelle Li

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of April 28, 2005

1. Announcement re. Adjustments to electricity tariffs which was released on May 9th, 2005

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(a Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Announcement
Adjustments to electricity tariffs

Huadian Power International Corporation Limited ("the Company") recently received a notice issued by the relevant Shandong provincial governmental authorities. Based on this notice, in view of the increase in coal prices in Shandong Province, certain adjustments to on-grid electricity tariffs in Shandong Province are implemented with effect from 1st May, 2005 in accordance with the relevant documents issued by the State Development and Reform Commission.

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In accordance with a notice jointly issued by Shandong Provincial Development and Reform Commission and Shandong Provincial Price Administration Bureau and recently received by the Company, to alleviate any impact resulting from the rising coal prices, tariffs for any extra electricity supplied will no longer be charged. Rather, charges for all on-grid electricity supplied by power plants in Shandong Province (the power grid) are determined based on tariffs set by the government. Further, a system is implemented through with electricity tariffs and coal prices will be interlinked to minimise any marked difference between such electricity tariffs and coal prices and to appropriately improve the on-grid electricity tariffs for power plants. The adjustments to electricity tariffs came into effect from 1st May, 2005.

Adjustments to on-grid tariffs for generating units of the Company located in Shandong Province are set out below:

Unit of electricity tariffs: RMB per MWh

Power Plants (Generating units)	Installed capacity (MW)	Adjustments to electricity tariffs (including tax)
No.1-6 generating units of Zouxian Plant	2540	Increased from 337.9 to 354.0
No.1-7 generating units of Shiliquan Plant	1285	Increased from 337.9 to 354.0
No.1 generating unit of Laicheng Plant	300	Increased from 337.9 to 354.0
No.2-4 generating units of Laicheng Plant	900	Increased from 321.5 to 345.0
No. 1 and 2 generating units of Zibo Company	177	Remains as 420.0
No. 3 and 4 generating units of Zibo Company	290	Increased from 321.5 to 360.0 (desulphurisation units)
Qingdao Company	660	Remains as 439.4
Zhangqiu Company	290	Increased from 321.5 to 345.0
No. 1 generating unit of Tengzhou Company	33	Increased from 374.63 to 390.7
No. 2 and 3 generating units of Tengzhou Company	300	Increased from 321.5 to 345.0
Weifang Plant	660	Increased from 359.68 to 375.8

By order of the board of directors of
Huadian Power International Corporation Limited
Company Secretary
Zhou Lianqing

The Company's directors, as at the date of this announcement are:

He Gong	*(Chairman, non-executive Director)*
Da Hongxing	*(Vice Chairman, executive Director)*
Zhu Chongli	*(Vice Chairman, non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

Shandong, the People's Republic of China
9th May, 2005

* *For identification only*

BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


SEC MAIL
RECEIVED
MAY 2 3 2005
WASH. D.C.
190
SECTION

Our ref: 32073984-130435
By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

13 May 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 28, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu / Michelle Li

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of April 28, 2005

1. Announcement re. Adjustments to electricity tariffs which was released on May 9th, 2005

HUADIAN 12g3-2(b)
File No. 82-4932



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(a Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Announcement
Adjustments to electricity tariffs

Huadian Power International Corporation Limited ("the Company") recently received a notice issued by the relevant Shandong provincial governmental authorities. Based on this notice, in view of the increase in coal prices in Shandong Province, certain adjustments to on-grid electricity tariffs in Shandong Province are implemented with effect from 1st May, 2005 in accordance with the relevant documents issued by the State Development and Reform Commission.

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In accordance with a notice jointly issued by Shandong Provincial Development and Reform Commission and Shandong Provincial Price Administration Bureau and recently received by the Company, to alleviate any impact resulting from the rising coal prices, tariffs for any extra electricity supplied will no longer be charged. Rather, charges for all on-grid electricity supplied by power plants in Shandong Province (the power grid) are determined based on tariffs set by the government. Further, a system is implemented through with electricity tariffs and coal prices will be interlinked to minimise any marked difference between such electricity tariffs and coal prices and to appropriately improve the on-grid electricity tariffs for power plants. The adjustments to electricity tariffs came into effect from 1st May, 2005.

Adjustments to on-grid tariffs for generating units of the Company located in Shandong Province are set out below:

Unit of electricity tariffs: RMB per MWh

Power Plants (Generating units)	Installed capacity (MW)	Adjustments to electricity tariffs (including tax)
No.1-6 generating units of Zouxian Plant	2540	Increased from 337.9 to 354.0
No.1-7 generating units of Shiliquan Plant	1285	Increased from 337.9 to 354.0
No.1 generating unit of Laicheng Plant	300	Increased from 337.9 to 354.0
No.2-4 generating units of Laicheng Plant	900	Increased from 321.5 to 345.0
No. 1 and 2 generating units of Zibo Company	177	Remains as 420.0
No. 3 and 4 generating units of Zibo Company	290	Increased from 321.5 to 360.0 (desulphurisation units)
Qingdao Company	660	Remains as 439.4
Zhangqiu Company	290	Increased from 321.5 to 345.0
No. 1 generating unit of Tengzhou Company	33	Increased from 374.63 to 390.7
No. 2 and 3 generating units of Tengzhou Company	300	Increased from 321.5 to 345.0
Weifang Plant	660	Increased from 359.68 to 375.8

By order of the board of directors of
Huadian Power International Corporation Limited
Company Secretary
Zhou Lianqing

The Company's directors, as at the date of this announcement are:

He Gong	*(Chairman, non-executive Director)*
Da Hongxing	*(Vice Chairman, executive Director)*
Zhu Chongli	*(Vice Chairman, non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

Shandong, the People's Republic of China
9th May, 2005

* *For identification only*

BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

13 May 2005

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 28, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu / Michelle Li

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of April 28, 2005

1. Announcement re. Adjustments to electricity tariffs which was released on May 9th, 2005

HUADIAN 12g3-2(b)
File No. 82-4932



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(a Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Announcement
Adjustments to electricity tariffs

Huadian Power International Corporation Limited ("the Company") recently received a notice issued by the relevant Shandong provincial governmental authorities. Based on this notice, in view of the increase in coal prices in Shandong Province, certain adjustments to on-grid electricity tariffs in Shandong Province are implemented with effect from 1st May, 2005 in accordance with the relevant documents issued by the State Development and Reform Commission.

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In accordance with a notice jointly issued by Shandong Provincial Development and Reform Commission and Shandong Provincial Price Administration Bureau and recently received by the Company, to alleviate any impact resulting from the rising coal prices, tariffs for any extra electricity supplied will no longer be charged. Rather, charges for all on-grid electricity supplied by power plants in Shandong Province (the power grid) are determined based on tariffs set by the government. Further, a system is implemented through with electricity tariffs and coal prices will be interlinked to minimise any marked difference between such electricity tariffs and coal prices and to appropriately improve the on-grid electricity tariffs for power plants. The adjustments to electricity tariffs came into effect from 1st May, 2005.

Adjustments to on-grid tariffs for generating units of the Company located in Shandong Province are set out below:

Unit of electricity tariffs: RMB per MWh

Power Plants (Generating units)	**Installed capacity (MW)**	**Adjustments to electricity tariffs (including tax)**
No.1-6 generating units of Zouxian Plant	2540	Increased from 337.9 to 354.0
No.1-7 generating units of Shiliquan Plant	1285	Increased from 337.9 to 354.0
No.1 generating unit of Laicheng Plant	300	Increased from 337.9 to 354.0
No.2-4 generating units of Laicheng Plant	900	Increased from 321.5 to 345.0
No. 1 and 2 generating units of Zibo Company	177	Remains as 420.0
No. 3 and 4 generating units of Zibo Company	290	Increased from 321.5 to 360.0 (desulphurisation units)
Qingdao Company	660	Remains as 439.4
Zhangqiu Company	290	Increased from 321.5 to 345.0
No. 1 generating unit of Tengzhou Company	33	Increased from 374.63 to 390.7
No. 2 and 3 generating units of Tengzhou Company	300	Increased from 321.5 to 345.0
Weifang Plant	660	Increased from 359.68 to 375.8

By order of the board of directors of
Huadian Power International Corporation Limited
Company Secretary
Zhou Lianqing

The Company's directors, as at the date of this announcement are:

He Gong	*(Chairman, non-executive Director)*
Da Hongxing	*(Vice Chairman, executive Director)*
Zhu Chongli	*(Vice Chairman, non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

Shandong, the People's Republic of China
9th May, 2005

* *For identification only*